Exhibit 99.2

Execution Version

FAIRFAX FINANCIAL HOLDINGS LIMITED

US$750,000,000 Aggregate Principal Amount of 6.200% Senior Notes due 2056

REGISTRATION RIGHTS AGREEMENT

June 8, 2026

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

J.P. Morgan Securities LLC
270 Park Avenue
New York, New York 10017

BMO Capital Markets Corp.
151 West 42nd Street
New York, New York 10036

Scotia Capital (USA) Inc.
250 Versey Street
New York, New York 10281

Dear Ladies and Gentlemen:

Fairfax Financial Holdings Limited, a Canadian corporation (the “Company”), proposes to issue and sell, upon the terms set forth in a purchase agreement, dated as of June 3, 2026 (the “Purchase Agreement”), US$750,000,000 in aggregate principal amount of the Company’s 6.200% Senior Notes due 2056 (the “Initial Securities”) to BofA Securities, Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp., Scotia Capital (USA) Inc. and the other several initial purchasers named in Schedule A thereto (collectively, the “Initial Purchasers”).

The Initial Securities will be issued pursuant to an Indenture, dated as of December 1, 1993, as supplemented and amended by the first supplemental indenture, dated as of May 9, 2011, the third supplemental indenture, dated as of February 26, 2021 and by the tenth supplemental indenture, dated as of June 8, 2026 (as amended, the “Indenture”), by and among the Company, The Bank of New York Mellon, as successor U.S. trustee (the “United States Trustee”), and Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada) (as successor trustee to CIBC Mellon Trust Company), as successor Canadian trustee (the “Canadian Trustee” and, together with the United States Trustee, the “Trustees”). As an inducement to the Initial Purchasers, the Company agrees with the Initial Purchasers, for the benefit of the holders of the Initial Securities (including, without limitation, the Initial Purchasers), the Exchange Securities (as defined below) and the Private Exchange Securities (as defined below) (collectively, the “Holders”), as follows:

1.              Registered Exchange Offer.

(a)            Unless not permitted by applicable law or policy of the United States Securities and Exchange Commission (the “Commission”), the Company, at its own cost, shall prepare and file with the Commission one or more registration statements (each, a “Exchange Offer Registration Statement”) on an appropriate form under the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to one or more proposed offers (each, a “Registered Exchange Offer”) to the Holders of Transfer Restricted Securities (as defined in Section 6(d) hereof), who are not prohibited by any law or policy of the Commission from participating in the applicable Registered Exchange Offer, to issue and deliver to such Holders, in exchange for the applicable series of Initial Securities, a like aggregate principal amount of debt securities of the same series of Initial Securities (the “Exchange Securities”) of the Company, issued under the Indenture and identical in all material respects to the applicable series of Initial Securities (except for the transfer restrictions relating to such series of Initial Securities and the provisions relating to the matters described in Section 6 hereof) that are registered under the Securities Act. The Company shall use its commercially reasonable efforts to cause each such Exchange Offer Registration Statement to become effective under the Securities Act and to complete the applicable Registered Exchange Offer within 360 days (or if the 360th day is not a business day, the first business day thereafter) after the date of original issue of the series of Initial Securities (the “Issue Date”) (such 360th day, or first business day thereafter, herein referred to as the “Consummation Deadline”) and to cause the applicable Exchange Offer Registration Statement to remain effective continuously thereafter until the consummation of the applicable Registered Exchange Offer. The Company shall keep each Registered Exchange Offer open for not less than 20 business days (or longer, if required by applicable law) after the commencement of the applicable Registered Exchange Offer (each such period being called the applicable “Exchange Offer Registration Period”).

(b)            Promptly after the applicable Exchange Offer Registration Period, the Company shall accept all the applicable Initial Securities of such series validly tendered and not withdrawn in accordance with the terms of the applicable Registered Exchange Offer.

(c)            Following the declaration of the effectiveness of the applicable Exchange Offer Registration Statement, the Company shall promptly commence the applicable Registered Exchange Offer, it being the objective of each such Registered Exchange Offer to enable each Holder of applicable Transfer Restricted Securities (as defined in Section 6(d) hereof) electing to exchange the applicable Initial Securities of such series for Exchange Securities (assuming that such Holder is not an affiliate of the Company within the meaning of the Securities Act, acquires the Exchange Securities in the ordinary course of such Holder’s business and has no arrangements with any person to participate in the distribution of the Exchange Securities and is not prohibited by any law or policy of the Commission from participating in the applicable Registered Exchange Offer) to trade such Exchange Securities from and after their receipt without any limitations or restrictions under the Securities Act and without material restrictions under the securities laws of the several states of the United States.

(d)            The Company acknowledges that, pursuant to current interpretations by the Commission’s staff of Section 5 of the Securities Act, in the absence of an applicable exemption therefrom, (i) each Holder which is a broker-dealer electing to exchange the applicable series of Initial Securities, acquired for its own account as a result of market making activities or other trading activities, for Exchange Securities (an “Exchanging Dealer”), is required to deliver a prospectus containing the information required under the Securities Act in connection with a sale of any such Exchange Securities received by such Exchanging Dealer pursuant to the applicable Registered Exchange Offer, and (ii) an Initial Purchaser that elects to sell Exchange Securities acquired in exchange for the applicable series of Initial Securities constituting any portion of an unsold allotment is required to deliver a prospectus containing the information required by Item 507 or Item 508 of Regulation S-K under the Securities Act, as applicable, in connection with such sale.

(e)            The Company shall use its commercially reasonable efforts to keep each Exchange Offer Registration Statement effective, and to amend and supplement the prospectus contained therein, in order to permit such prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with such requirements in order to resell the Exchange Securities; provided, however, that (i) in the case where such prospectus and any amendment or supplement thereto must be delivered by an Exchanging Dealer or an Initial Purchaser, such period shall be the lesser of 180 days and the period ending on the date on which all Exchanging Dealers and the Initial Purchasers have sold all Exchange Securities held by them (unless such period is extended pursuant to Section 3(j) hereof), and (ii) the Company shall make such prospectus, and any amendment or supplement thereto, available to any broker-dealer for use in connection with any resale of any Exchange Securities for a period of not less than 180 days after the consummation of the applicable Registered Exchange Offer.

(f)            If, upon consummation of the applicable Registered Exchange Offer, any Initial Purchaser holds Initial Securities of the applicable series acquired by it as part of its initial distribution, the Company, simultaneously with the delivery of the Exchange Securities pursuant to the applicable Registered Exchange Offer, shall issue and deliver to such Initial Purchaser upon the written request of such Initial Purchaser, in exchange (the “Private Exchange”) for such Initial Securities held by such Initial Purchaser, a like principal amount of debt securities of the Company, issued under the Indenture and identical in all material respects (including the existence of restrictions on transfer under the Securities Act and the securities laws of the several states of the United States, but excluding provisions relating to the matters described in Section 6 hereof) to such Initial Securities (the “Private Exchange Securities”). The Initial Securities of any series, the corresponding Exchange Securities and the corresponding Private Exchange Securities are herein collectively called the “Securities.”

(g)            In connection with each Registered Exchange Offer, the Company shall:

(i)             mail or otherwise furnish to each Holder a copy of the prospectus forming part of the applicable Exchange Offer Registration Statement, together with an appropriate letter of transmittal and related documents;

(ii)            keep the applicable Registered Exchange Offer open for not less than 20 business days (or longer, if required by applicable law) after the commencement of the applicable Registered Exchange Offer;

(iii)          utilize the services of a depositary for the applicable Registered Exchange Offer with an address in the Borough of Manhattan in the City of New York, which may be the United States Trustee or an affiliate of the United States Trustee;

(iv)          permit Holders to withdraw tendered Securities at any time prior to the close of business, New York time, on the last business day on which the applicable Registered Exchange Offer shall remain open; and

(v)           otherwise comply in all material respects with all applicable laws.

(h)            As soon as practicable after the close of each Registered Exchange Offer or the Private Exchange, as the case may be, the Company shall:

(i)            accept for exchange all of the applicable Initial Securities validly tendered and not withdrawn pursuant to the applicable Registered Exchange Offer and the applicable Private Exchange;

(ii)           deliver to the Trustees for cancellation all of the applicable Initial Securities so accepted for exchange; and

(iii)          cause the Trustees to authenticate and deliver promptly to each Holder of the applicable series of Initial Securities, Exchange Securities or Private Exchange Securities, as the case may be, equal in principal amount to the applicable Initial Securities of such Holder so accepted for exchange.

(i)            The terms of the applicable series of Initial Securities provide that the Exchange Securities will not be subject to the transfer restrictions set forth in the Indenture and that all the applicable Securities of the same series will vote and consent together on all matters as one class.

(j)            Interest on each Exchange Security and Private Exchange Security issued pursuant to the applicable Registered Exchange Offer and in the applicable Private Exchange will accrue from the last interest payment date on which interest was paid on the applicable series of Initial Securities surrendered in exchange therefor or, if no interest has been paid on such series of Initial Securities, from the date of original issue of such series of Initial Securities.

(k)            Each Holder participating in the applicable Registered Exchange Offer shall be required to represent to the Company that at the time of the consummation of the applicable Registered Exchange Offer (i) any Exchange Securities received by such Holder will be acquired in the ordinary course of business, (ii) such Holder will have no arrangements or understanding with any person to participate in the distribution of the Exchange Securities within the meaning of the Securities Act, (iii) such Holder is not an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company, or if it is an affiliate, such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (iv) if such Holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Securities, and (v) if such Holder is a broker-dealer, that it will receive Exchange Securities for its own account in exchange for applicable Initial Securities of the series that were acquired as a result of market-making activities or other trading activities and that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of such Exchange Securities by delivering a prospectus included in an effective Registration Statement (as defined in Section 2(a) hereof).

(l)            Notwithstanding any other provisions hereof, the Company will ensure that (i) each Exchange Offer Registration Statement and any amendment thereto and any prospectus forming part thereof and any supplement thereto complies in all material respects with the Securities Act and the rules and regulations thereunder, (ii) each Exchange Offer Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any prospectus forming part of each such Exchange Offer Registration Statement, and any supplement to such prospectus, does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(m)            In addition, the Company may, but is not required to, file each Exchange Offer Registration Statement pursuant to the Canada-U.S. multijurisdictional disclosure system (“MJDS”), which may be a registration under the Canadian and U.S. shelf offering procedures, to the extent the Company is permitted to file an Exchange Offer Registration Statement under MJDS. Under MJDS, the Company may file a prospectus and a prospectus supplement, if applicable, to be contained in such registration statement with the applicable securities regulatory authorities in Canada and concurrently file the registration statement with the Commission. Such registration statement filed with the Commission will become effective under the Securities Act upon delivery to the Commission of the notification of clearance by the applicable Canadian securities regulatory authorities and may not be subject to a review by the Commission. If the Company files such Exchange Offer Registration Statement under MJDS, the prospectus and the prospectus supplement, if applicable, contained in such registration statement will comply principally with the rules and regulations of the applicable Canadian securities regulatory authorities and may be subject to review by the applicable Canadian securities regulatory authorities.

2.              Shelf Registration. If, (i) the Company is not permitted to file an Exchange Offer Registration Statement (and has not completed a Registered Exchange Offer prior to the Consummation Deadline), (ii) because of any change in law or in applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect a Registered Exchange Offer, as contemplated by Section 1 hereof (and has not completed a Registered Exchange Offer prior to the Consummation Deadline), (iii) the applicable Registered Exchange Offer is not consummated on or prior to the Consummation Deadline, (iv) any Initial Purchaser so requests with respect to (x) applicable series of Initial Securities that are not eligible to be exchanged for Exchange Securities in the applicable Registered Exchange Offer, or (y) applicable Private Exchange Securities, and that in either case are held by it following consummation of the applicable Registered Exchange Offer, or (v) prior to the 20th day following the consummation of the applicable Registered Exchange Offer, any Holder of applicable Transfer Restricted Securities notifies the Company that (A) it is prohibited by law or the Commission from participating in the applicable Registered Exchange Offer, (B) it may not resell the Exchange Securities acquired by it in the applicable Registered Exchange Offer to the public without delivering a prospectus and the prospectus contained in the applicable Exchange Offer Registration Statement is not appropriate or available for such resales, or (C) it is a broker-dealer and owns Securities acquired directly from the Company or an affiliate of the Company, the Company shall take the following actions:

(a)            The Company shall prepare and, at its cost, shall use its commercially reasonable efforts to file as promptly as practicable (but in no event more than 90 days after so required or requested pursuant to this Section 2) with the Commission, and thereafter shall use its commercially reasonable efforts to cause to be declared effective (unless it becomes effective automatically upon filing) within 180 days after so required or requested pursuant to this Section 2, one or more registration statements (each, a “Shelf Registration Statement” and, together with each Exchange Offer Registration Statement, each a “Registration Statement”) on an appropriate form under the Securities Act relating to the offer and sale of the Transfer Restricted Securities (as defined in Section 6(d) hereof) by the Holders thereof from time to time in accordance with the methods of distribution set forth in the applicable Shelf Registration Statement and Rule 415 under the Securities Act (hereinafter, the “Shelf Registration”); provided, however, that no Holder (other than an Initial Purchaser) shall be entitled to have the Securities held by it covered by such Shelf Registration Statement unless such Holder agrees in writing to be bound by all the provisions of this Agreement applicable to such Holder (including the indemnification obligations set forth in Section 5 hereof) and provided further that, with respect to the applicable Private Exchange Securities received by an Initial Purchaser in exchange for applicable series of Initial Securities constituting any portion of an unsold allotment, the Company may, if permitted by current interpretations by the Commission’s staff, file a post-effective amendment to the applicable Exchange Offer Registration Statement containing the information required by Item 507 or Item 508 of Regulation S-K, as applicable, in satisfaction of its obligations under this Section 2(a) with respect thereto, and any such Exchange Offer Registration Statement, as so amended, shall be referred to herein as, and governed by the provisions herein applicable to, a Shelf Registration Statement.

(b)            The Company shall use its commercially reasonable efforts to keep each Shelf Registration Statement continuously effective in order to permit the prospectus included therein to be lawfully delivered by the Holders of the relevant Securities, for a period of two (2) years (or for such longer period if extended pursuant to Section 3(j) hereof) from the Issue Date or such shorter period that will terminate when all the Securities covered by the applicable Shelf Registration Statement (i) have been sold pursuant thereto or (ii) are no longer restricted securities (as defined in Rule 144 under the Securities Act, or any successor rule thereof) (in any such case, each such period being called the “Shelf Registration Period”). The Company shall be deemed not to have used its commercially reasonable efforts to keep the applicable Shelf Registration Statement effective during the applicable Shelf Registration Period if it voluntarily takes any action that would result in Holders of Securities covered thereby not being able to offer and sell such Securities during that period, unless such action is required by applicable law or such action is taken by the Company in good faith and for valid business reasons (not including the avoidance of the Company’s obligations hereunder), including the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of Section 3(j) hereof, if applicable.

(c)            Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause each Shelf Registration Statement and the related prospectus and any amendment or supplement thereto, as of the effective date of the applicable Shelf Registration Statement, amendment or supplement, (i) to comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission, and (ii) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)            For greater certainty, the parties hereto acknowledge that, notwithstanding any filing of a Shelf Registration Statement by the Company in accordance with this Agreement, the Company will not be required to concurrently qualify the distribution of Transfer Restricted Securities to make such Securities freely tradable in Canada.

(e)            In addition, the Company may, but is not required to, file the applicable Shelf Registration Statement pursuant to MJDS, to the extent the Company is permitted to file a Shelf Registration Statement under MJDS. Under MJDS, the Company may file a prospectus to be contained in such registration statement with the applicable securities regulatory authorities in Canada and concurrently file such registration statement with the Commission. Such registration statement filed with the Commission will become effective under the Securities Act upon delivery to the Commission of the notification of clearance by the applicable Canadian securities regulatory authorities and may not be subject to a review by the Commission. If the Company files such Shelf Registration Statement under MJDS, the prospectus contained in such registration statement will comply principally with the rules and regulations of the applicable Canadian securities regulatory authorities and may be subject to review by the applicable Canadian securities regulatory authorities.

3.              Registration Procedures. In connection with any applicable Shelf Registration contemplated by Section 2 hereof and, to the extent applicable, any applicable Registered Exchange Offer contemplated by Section 1 hereof, the following provisions shall apply:

(a)            The Company shall (i) furnish to each Initial Purchaser, prior to the filing thereof with the Commission, a copy of the applicable Registration Statement and each amendment thereof and each supplement, if any, to the prospectus included therein and, in the event that an Initial Purchaser (with respect to any portion of an unsold allotment from the original offering) is participating in the applicable Registered Exchange Offer or the applicable Shelf Registration Statement, the Company shall use its commercially reasonable efforts to reflect in each such document, when so filed with the Commission, such comments as such Initial Purchaser reasonably may propose; (ii) if requested by an Initial Purchaser, include the information required by Item 507 or Item 508 of Regulation S-K under the Securities Act, as applicable, in the prospectus forming a part of the applicable Exchange Offer Registration Statement; (iii) include within the prospectus contained in the applicable Exchange Offer Registration Statement a section entitled “Plan of Distribution,” reasonably acceptable to the Initial Purchasers, which shall contain a summary statement of the positions taken or policies made by the staff of the Commission with respect to the potential “underwriter” status of any broker-dealer that is the beneficial owner (as defined in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Exchange Securities received by such broker-dealer in the applicable Registered Exchange Offer (a “Participating Broker-Dealer”), whether such positions or policies have been publicly disseminated by the staff of the Commission or such positions or policies, in the reasonable judgment of the Initial Purchasers based upon advice of counsel (which may be in-house counsel), represent the prevailing views of the staff of the Commission; and (iv) in the case of a Shelf Registration Statement, include in the prospectus included in such Shelf Registration Statement (or, if permitted by Commission Rule 430B(b), in a prospectus supplement that becomes a part thereof pursuant to Commission Rule 430B(f)) that is delivered to any Holder pursuant to Section 3(d) and Section 3(f), the names of the Holders who propose to sell Securities pursuant to the applicable Shelf Registration Statement as selling securityholders; provided that such Holders have provided the Company with such information at least two (2) business days prior to the filing of such Shelf Registration Statement or prospectus supplement, as applicable.

(b)            The Company shall give written notice to the Initial Purchasers, the Holders and any Participating Broker-Dealer from whom the Company has received prior written notice that it will be a Participating Broker-Dealer in the applicable Registered Exchange Offer (which notice pursuant to clauses (ii) through (v) hereof shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes (if any) have been made):

(i)            when any Registration Statement or any amendment thereto has been filed with the Commission and when any Registration Statement or any post-effective amendment thereto has become effective;

(ii)           of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(iii)          of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, and of the issuance by the Commission of a notification of objection to the use of the form on which any Registration Statement has been filed;

(iv)          of the receipt by the Company or its legal counsel of any notification with respect to (x) the suspension of the qualification of the Securities for sale in any jurisdiction, or (y) the initiation or the threatening of any proceeding for such purpose; and

(v)           of the happening of any event that requires the Company to make changes in any Registration Statement or the related prospectus so that such Registration Statement or prospectus does not contain an untrue statement of a material fact nor omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in light of the circumstances under which they were made) not misleading (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company files a report on Form 6-K or other appropriate Exchange Act report that is incorporated by reference into such Registration Statement, which, in either case, contains the requisite information with respect to such event that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading).

(c)            The Company shall use its commercially reasonable efforts to obtain the withdrawal at the earliest possible time, of any order suspending the effectiveness of any Registration Statement.

(d)            If not otherwise available on the Commission’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR System”) or similar system, upon the written request of a Holder of Securities included within the coverage of any Shelf Registration, the Company shall furnish to such Holder, without charge, at least one copy of the applicable Shelf Registration Statement and any post-effective amendment or supplement thereto, including financial statements and schedules, and, if the Holder so requests in writing, all exhibits thereto (including those, if any, incorporated by reference). The Company shall not, without the prior written consent of the Representative, make any offer relating to the Securities utilizing a communication that would constitute a “free writing prospectus,” as defined in Commission Rule 405. No Initial Purchaser, Holder or Participating Broker-Dealer shall, without the prior consent of the Company, make any offer utilizing a communication that would constitute a “free writing prospectus,” as defined in Commission Rule 405.

(e)            If not otherwise available on the Commission’s EDGAR System or similar system, upon the written request of an Initial Purchaser, Exchanging Dealer or Holder, the Company shall deliver to each such Exchanging Dealer and each Initial Purchaser, and to any other Holder who so requests, without charge, at least one copy of the applicable Exchange Offer Registration Statement and any post-effective amendment thereto, including financial statements and schedules, and, if any Initial Purchaser or any such Holder requests, all exhibits thereto (including those incorporated by reference).

(f)            The Company shall, during each Shelf Registration Period, deliver to any Holder of Securities covered by each Shelf Registration, without charge, as many copies of the prospectus (including each preliminary prospectus) included in the applicable Shelf Registration Statement and any amendment or supplement thereto as such person may reasonably request. The Company consents, subject to the provisions of this Agreement, to the use of the prospectus or any amendment or supplement thereto by each of the selling Holders of the Securities in connection with the offering and sale of the Securities covered by the prospectus, or any amendment or supplement thereto, included in the applicable Shelf Registration Statement.

(g)            The Company shall deliver to each Initial Purchaser, any Exchanging Dealer, any Participating Broker-Dealer and such other persons required to deliver a prospectus following the applicable Registered Exchange Offer, without charge, as many copies of the final prospectus included in the applicable Exchange Offer Registration Statement and any amendment or supplement thereto as such persons may reasonably request. The Company consents, subject to the provisions of this Agreement, to the use of the prospectus or any amendment or supplement thereto by any Initial Purchaser, any Participating Broker-Dealer and such other persons required to deliver a prospectus following the applicable Registered Exchange Offer in connection with the offering and sale of the Exchange Securities covered by the prospectus, or any amendment or supplement thereto, included in such Exchange Offer Registration Statement.

(h)            Prior to any public offering of the Securities pursuant to any Registration Statement, the Company shall use its commercially reasonable efforts to register or qualify, or cooperate with the Holders included therein and their respective counsel in connection with the registration or qualification of, the Securities for offer and sale under the securities or “blue sky” laws of such states of the United States as any such Holder reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the Securities covered by such Registration Statement; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation, trust or partnership, as the case may be, or as dealers in securities in any jurisdiction where they would not otherwise be required to qualify but for this Section 3(h), (ii) make any changes to its certificate of incorporation or by-laws, (iii) take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject, or (iv) qualify a prospectus in any province or territory of Canada to make the Securities freely tradable in Canada.

(i)             Unless the Securities are in book-entry form, the Company shall cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing the Securities to be sold pursuant to any Registration Statement free of any restrictive legends and in such denominations and registered in such names as the Holders may request a reasonable period of time prior to sales of the Securities pursuant to such Registration Statement.

(j)             Upon the occurrence of any event contemplated by clauses (ii) through (v) of Section 3(b) hereof during the period for which the Company is required to maintain an effective Registration Statement, the Company shall promptly prepare and file a post-effective amendment to such Registration Statement or a supplement to the related prospectus and any other required document so that, as thereafter delivered to Holders of the Securities or purchasers of Securities, the prospectus (i) in the case of clauses (ii) through (iv) of Section 3(b) hereof, includes such additional information as may be requested by the Commission or as otherwise may be necessary to obtain the withdrawal of any stop order, notification of objection or suspension of qualification of the Securities for sale in any jurisdiction, as applicable, or (ii) in the case of clause (v) of Section 3(b) hereof, will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Initial Purchasers, the Holders and any known Participating Broker-Dealer in accordance with clauses (ii) through (v) of Section 3(b) hereof to suspend the use of the prospectus until the requisite changes (if any) to the prospectus have been made (such notice, a “Suspension Notice”), then the Initial Purchasers, the Holders and any such Participating Broker-Dealers shall suspend use of such prospectus (and shall keep confidential the cause of such notice for so long as such cause is not otherwise publicly known), and the period of effectiveness of the applicable Shelf Registration Statement provided for in Section 2(b) hereof and the applicable Exchange Offer Registration Statement provided for in Section 1 hereof shall each be extended by the number of days from and including the date of the giving of such notice to and including the date when the Initial Purchasers, the Holders and any known Participating Broker-Dealer shall have received such amended or supplemented prospectus pursuant to this Section 3(j). Each Holder receiving a Suspension Notice hereby agrees that (unless prohibited by applicable law or internal policy of such Holder) it will destroy all prospectuses for the relevant Registration Statement, other than permanent file copies, then in such Holder’s possession which have been replaced by the Company with the amended and supplemented prospectus for such Registration Statement as provided for in this Section 3(j). During the period in which the Company is required to maintain an effective Shelf Registration Statement pursuant to this Agreement, the Company shall file prior to the expiration of such Shelf Registration Statement, and shall use its commercially reasonable efforts to cause to be declared effective (unless it becomes effective automatically upon filing) within a period that avoids any interruption in the ability of Holders of Securities covered by any expiring Shelf Registration Statement to make registered dispositions, a new registration statement relating to the unsold Securities, which shall be deemed the applicable “Shelf Registration Statement” for purposes of this Agreement; provided, however, in no event shall the Company be obligated to keep any Shelf Registration Statement effective beyond any applicable Shelf Registration Period as extended by the number of days required by the second sentence of this Section 3(j).

(k)            To the extent not already obtained, not later than the effective date of the applicable Registration Statement, the Company will provide a CUSIP number for the applicable series of Initial Securities, Exchange Securities or Private Exchange Securities, as the case may be, and provide the applicable trustee with printed certificates for such series of Initial Securities, Exchange Securities or Private Exchange Securities, as the case may be, in a form eligible for deposit with The Depository Trust Company. The Company shall use its commercially reasonable efforts to cause any series of Initial Securities or Private Exchange Securities sold pursuant to a Shelf Registration Statement to bear the same CUSIP number as the CUSIP number of such series.

(l)            The Company will comply with all rules and regulations of the Commission to the extent and so long as they are applicable to any Registered Exchange Offer or any Shelf Registration and will make generally available to its security holders (or otherwise provide in accordance with Section 11(a) of the Securities Act) an earnings statement satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of a 12-month period (or 90 days, if such period is a fiscal year) beginning with the first month of the Company’s first fiscal quarter commencing after the effective date of the applicable Registration Statement, which statement shall cover such 12-month period.

(m)           To the extent not already qualified, the Company shall cause the Indenture to be qualified under the United States Trust Indenture Act of 1939, as amended, in a timely manner and containing such changes, if any, as shall be necessary for such qualification in connection with the filing of a Registration Statement. In the event that such qualification would require the appointment of a new trustee under the Indenture, the Company shall appoint a new trustee thereunder pursuant to the applicable provisions of the Indenture.

(n)            The Company may require each Holder of Securities to be sold pursuant to any Shelf Registration Statement to furnish to the Company such information regarding the Holder and the distribution of the Securities as the Company may from time to time reasonably require for inclusion in such Shelf Registration Statement, and the Company may exclude from such registration the Securities of any Holder that fails to furnish such information within a reasonable time after receiving such request.

(o)            The Company shall enter into such customary agreements (including, if requested, an underwriting agreement in customary form) and take all such other action, if any, as any Holder of the Securities shall reasonably request in order to facilitate the disposition of the Securities pursuant to any Shelf Registration.

(p)            In the case of any Shelf Registration, the Company shall (i) make reasonably available for inspection by the Holders, any underwriter participating in any disposition pursuant to the applicable Shelf Registration Statement and any attorney, accountant or other agent retained by the Holders or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company, and (ii) cause the Company’s officers, directors, employees, accountants and auditors to supply all relevant information reasonably requested by the Holders or any such underwriter, attorney, accountant or agent in connection with such Shelf Registration Statement, in each case, as shall be reasonably necessary to enable such persons, to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, however, that the foregoing inspection and information gathering shall be coordinated on behalf of the applicable Initial Purchasers and on behalf of the other parties, by one counsel designated by and on behalf of such other parties as described in Section 4 hereof, provided further, that if the Company designates in writing any such information, reasonably and in good faith, as confidential, at the time of delivery of such information, each such person will be required to agree or acknowledge that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it as the basis of any market transactions in the Securities of the Company or otherwise unless and until such information is made generally available to the public through no fault or action of such person.

(q)            In the case of any Shelf Registration, the Company, if requested by any Holder of Securities covered thereby, shall cause (i) its counsel (who may be an employee of the Company) to deliver an opinion and updates thereof relating to the Securities in customary form addressed to such Holders and the Managing Underwriters (defined in Section 8 hereof), if any, thereof and dated, in the case of the initial opinion, the effective date of such Shelf Registration Statement (it being agreed that the matters to be covered by such opinion shall include such matters as are customarily covered in opinions requested in underwritten offerings and such matters as may be reasonably requested by such Holders and Managing Underwriters), (ii) its officers to execute and deliver all customary documents and certificates and updates thereof reasonably requested by any Managing Underwriters of the Initial Securities, and (iii) its independent registered public accounting firm (and the independent registered public accounting firm with respect to any other entity for which financial information is provided in such Shelf Registration Statement) to provide to the selling Holders of the applicable Securities and any underwriter therefor a comfort letter in customary form and covering matters of the type customarily covered in comfort letters in connection with primary underwritten offerings, subject to receipt of appropriate documentation as contemplated, and only if permitted, under applicable Canadian accounting standards.

(r)            If a Registered Exchange Offer or a Private Exchange is to be consummated, upon delivery of the applicable series of Initial Securities by Holders to the Company (or to such other person as directed by the Company) in exchange for the Exchange Securities or the Private Exchange Securities, as the case may be, the Company shall cause such series of Initial Securities so exchanged to be cancelled in exchange for the Exchange Securities or the Private Exchange Securities, as the case may be.

(s)            In the event that any broker-dealer registered under the Exchange Act shall underwrite any Securities or participate as a member of an underwriting syndicate or selling group or “assist in the distribution” (within the meaning of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (the “FINRA Rules”)) thereof, whether as a Holder of such Securities or as an underwriter, a placement or sales agent or a broker or dealer in respect thereof, or otherwise, the Company will assist such broker-dealer in complying with the requirements of such FINRA Rules, including, without limitation, by (i) if such FINRA Rules, including FINRA Rule 5121, shall so require, engaging a “qualified independent underwriter” (as defined in FINRA Rule 5121) to participate in the preparation of any Registration Statement relating to such Securities, to exercise usual standards of due diligence in respect thereto and, if any portion of the offering contemplated by such Registration Statement is an underwritten offering or is made through a placement or sales agent, to recommend the yield of such Securities, (ii) indemnifying any such qualified independent underwriter to the extent of the indemnification of underwriters provided in Section 5 hereof, and (iii) providing such information to such broker-dealer as may be required in order for such broker-dealer to comply with the requirements of the FINRA Rules.

(t)             The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Securities covered by a Registration Statement contemplated hereby.

(u)            Each Holder and each Participating Broker-Dealer agrees by acquisition of any series of Initial Securities or Exchange Securities that, upon the Company providing notice to such Holder or Participating Broker-Dealer, as the case may be, that the Board of Directors of the Company has made a good faith determination that the Company has a bona fide business purpose for doing so (other than with respect to the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(b) hereof), then, upon providing such notice (which shall refer to this Section 3(u)), the Company may delay the filing or the effectiveness of the applicable Exchange Offer Registration Statement or the applicable Shelf Registration Statement (if not then filed or effective, as applicable) and shall not be required to maintain the effectiveness thereof or amend or supplement such Exchange Offer Registration Statement or such Shelf Registration Statement, in all cases, for a period (a “Delay Period”) expiring upon the date which is the earlier of (A) the date on which the Board of Directors of the Company has determined in good faith (with such determination to occur as soon as practicable) that such business purpose ceases to interfere with the Company’s obligations to file or maintain the effectiveness of any such Registration Statement pursuant to this Agreement, or (B) 60 days after the Company notifies the Holders of such good faith determination. There shall not be more than 60 days of Delay Periods during any 12-month period. The period of effectiveness of the applicable Shelf Registration Statement provided for in Section 2(b) hereof and the applicable Exchange Offer Registration Statement provided for in Section 1 hereof shall each be extended by a number of days equal to the number of days during any Delay Period. Any Delay Period will not alter the obligations of the Company to pay Additional Interest under the circumstances set forth in Section 6 hereof.

4.              Registration Expenses. The Company shall bear all fees and expenses incurred by it in connection with the performance of its obligations under Section 1 through Section 3 hereof, whether or not an Exchange Offer Registration Statement or a Shelf Registration Statement is filed or becomes effective, and, in the event of a Shelf Registration, shall bear or reimburse the Holders of the Securities covered thereby for the reasonable fees and disbursements of one firm of counsel designated by the Holders of a majority in principal amount of the applicable series of Initial Securities covered thereby to act as counsel for the Holders of the applicable series of Initial Securities in connection therewith.

5.              Indemnification.

(a)            The Company agrees to indemnify and hold harmless (i) each Holder, (ii) any Participating Broker-Dealer, (iii) each person, if any, who controls such Holder or such Participating Broker-Dealer within the meaning of the Securities Act, and (iv) the respective officers, directors, partners, employees, representatives and agents of any of the foregoing (each of the persons referred to in clauses (i) through (iv) are referred to collectively as the “Indemnified Parties”) against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (an “Issuer FWP”), relating to a Shelf Registration, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or Issuer FWP relating to a Shelf Registration in reliance upon and in conformity with written information furnished to the Company by the Indemnified Party expressly for use therein.

(b)            Each Holder and Participating Broker-Dealer, severally and not jointly, will indemnify and hold harmless (i) the Company, (ii) each person who controls the Company within the meaning of the Securities Act, and (iii) the respective officers, directors, partners, employees, representatives and agents of any of the foregoing (each of the persons referred to in clauses (i) through (iii), a “Company Indemnified Person”) against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or Issuer FWP relating to a Shelf Registration or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in a Registration Statement or prospectus or in any amendment or supplement thereto or in any preliminary prospectus or Issuer FWP relating to a Shelf Registration, in reliance upon and in conformity with written information furnished to the Company by such Holder or Participating Broker-Dealer expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)            Promptly after receipt by an indemnified party under subsection (a) or subsection (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than under subsection (a) or subsection (b) above. In case any such action shall be brought against any indemnified party, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, acting reasonably, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation unless such indemnified party shall have reasonably concluded that there may be defenses available to it which are different from, additional to or in conflict with those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party), in which event such legal and other expenses shall be borne by the indemnifying party and paid as incurred (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one action or series of related actions in the same jurisdiction representing the indemnified parties who are parties to such action). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)            If the indemnification provided for in this Section 5 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or subsection (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other from the issuance and sale by the Company of the applicable series of Initial Securities to the Initial Purchasers pursuant to the Purchase Agreement (each, an “Initial Placement”) (which in the case of the Company shall be deemed to be equal to the total gross proceeds to the Company from the applicable Initial Placement), the amount of Additional Interest (as defined in Section 6 hereof) which did not become payable as a result of the filing of the applicable Registration Statement resulting in such losses, claims, damages, liabilities, judgments actions or expenses, and such Registration Statement. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and the Holder or Participating Broker-Dealer, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Holder or Participating Broker-Dealer on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Holder shall be required to contribute any amount in excess of the amount by which the net proceeds received by such Holders from the sale of the Securities pursuant to a Registration Statement exceeds the amount of damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)            The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Holder or Participating Broker-Dealer within the meaning of the Securities Act; and the obligations of any Holder and Participating Broker-Dealer shall be in addition to any liability which the respective Initial Purchasers may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

(f)            The agreements contained in this Section 5 shall survive the sale of the Securities pursuant to a Registration Statement and shall remain in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation made by or on behalf of any indemnified party.

6.              Additional Interest Under Certain Circumstances.

(a)            Additional interest (the “Additional Interest”) with respect to the Transfer Restricted Securities shall be assessed as follows if any of the following events occur (each such event in clauses (i) through (iv) below a “Registration Default”):

(i)            if the applicable Registered Exchange Offer is not consummated on or prior to the Consummation Deadline;

(ii)           if obligated to file a Shelf Registration Statement and the Company fails to file such Shelf Registration Statement with the Commission on or prior to the 90th day after such filing obligation arises;

(iii)          if obligated to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the 180th day after the obligation to file a Shelf Registration Statement arises; or

(iv)          if after either the applicable Exchange Offer Registration Statement or the applicable Shelf Registration Statement is declared (or becomes automatically) effective (A) such Registration Statement thereafter ceases to be effective, or (B) such Registration Statement or the related prospectus ceases to be usable (except as permitted in Section 6(b) hereof) in connection with resales of Transfer Restricted Securities, in either case during the periods specified herein for any reason, including, but not limited to the following: (1) any event occurs as a result of which the related prospectus forming part of such Registration Statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, (2) it shall be necessary to amend such Registration Statement or supplement the related prospectus, to comply with the Securities Act or the Exchange Act or the respective rules thereunder, or (3) such Registration Statement is a Shelf Registration Statement that has expired before a replacement Shelf Registration Statement has become effective causing an interruption in the ability of Holders of Transfer Restricted Securities covered by an expiring Shelf Registration Statement to make registered dispositions.

Additional Interest shall accrue on the Transfer Restricted Securities over and above the interest rate otherwise payable on such Securities from and including the date on which any such Registration Default shall occur to but excluding the date on which all such Registration Defaults have been cured, at a rate of 0.25 percent per annum for the first 90-day period immediately following the occurrence of such Registration Default (the “Additional Interest Rate”). The Additional Interest Rate shall increase by an additional 0.25 percent per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum Additional Interest Rate of 0.50 percent per annum. The Company will not be required to pay Additional Interest for more than one Registration Default at any given time.

(b)            A Registration Default referred to in Section 6(a)(iv)(B) hereof shall be deemed not to have occurred and be continuing in relation to a Shelf Registration Statement or the related prospectus if (i) such Registration Default has occurred solely as a result of (x) the filing of a post-effective amendment to such Shelf Registration Statement to incorporate annual audited financial statements or any other information with respect to the Company required to be filed by the Company pursuant to applicable securities laws, where such post-effective amendment is not yet effective and needs to be declared effective to permit Holders to use the related prospectus, or (y) other material events or developments with respect to the Company that would need to be described in such Shelf Registration Statement or the related prospectus, and (ii) in the case of clause (y), the Company is proceeding promptly and in good faith to amend or supplement such Shelf Registration Statement and related prospectus to describe such events; provided, however, that in any case if such Registration Default occurs for a continuous period in excess of 45 days, Additional Interest shall be payable in accordance with Section 6(a) from the day such Registration Default occurs until such Registration Default is cured.

(c)            Any amounts of Additional Interest due will be payable in cash on the regular interest payment dates with respect to the Transfer Restricted Securities.

(d)            “Transfer Restricted Securities” means each Initial Security until (i) the date on which such Initial Security has been exchanged by a person other than a broker-dealer for a freely transferable Exchange Security in the applicable Registered Exchange Offer, (ii) following the exchange by a broker-dealer in the applicable Registered Exchange Offer of an Initial Security for an Exchange Security, the date on which such Exchange Security is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the applicable Exchange Offer Registration Statement, (iii) the date on which such Initial Security has been effectively registered under the Securities Act and disposed of in accordance with the applicable Shelf Registration Statement, (iv) the date on which such Initial Security is distributed to the public pursuant to Rule 144 under the Securities Act, or (v) such Initial Security ceases to be outstanding.

7.              Rule 144 and Rule 144A.

(a)            The Company shall use its best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act in a timely manner and, if at any time the Company is not required to file such reports, it will, upon the request of any Holder of any series of Initial Securities that are “restricted securities” within the meaning of Rule 144 and are not saleable pursuant to Rule 144(d), make publicly available other information so long as necessary to permit sales of their Securities pursuant to Rule 144 and Rule 144A under the Securities Act.

(b)            The Company covenants that it will take such further action as any Holder of any series of Initial Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell such Initial Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A (including the requirements of Rule 144A(d)(4)).

(c)            The Company will provide a copy of this Agreement to prospective purchasers of any series of Initial Securities identified to the Company by the Initial Purchasers upon request.

(d)            If the Company is not at any time a reporting company under the Exchange Act, upon the request of any Holder of any series of Initial Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with the requirements on its part to be complied with Rule 144A under the Securities Act, as applicable.

(e)            Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities pursuant to the Exchange Act.

8.              Underwritten Registrations.

(a)            If any of the Transfer Restricted Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering (“Managing Underwriters”) will be selected by the Holders of a majority in aggregate principal amount of such Transfer Restricted Securities to be included in such offering, with the Company’s approval, not to be unreasonably withheld.

(b)            No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person’s Transfer Restricted Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

9.              Miscellaneous.

(a)            Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, except by the Company and the written consent of the Holders of a majority in principal amount of the Securities affected by such amendment, modification, supplement, waiver or consents; provided that the Company and the Initial Purchasers may amend, modify or supplement this Agreement, or provide for the waiver or consent to departures from the provisions hereof, without the consent of Holders if such amendment, modification or supplement, or waiver or consent, is not adverse to Holders.

(b)            Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, first-class mail, facsimile transmission, or courier:

(A)	if to a Holder, at the most current address given by such Holder to the Company.

(B)	if to the Initial Purchasers:

BofA Securities, Inc.
114 West 47th Street
NY8-114-07-01
New York, New York 10036

Facsimile:	[REDACTED]
Attention:	High Grade Debt Capital Markets Transaction Management/Legal

J.P. Morgan Securities LLC
270 Park Avenue

New York, New York 10017

Telephone: [REDACTED]

Attention: Investment Grade Syndicate Desk BMO Capital Markets Corp.
151 West 42nd Street

New York, New York 10036
[REDACTED] with a copy to

[REDACTED]

Attention: Legal Department

Scotia Capital (USA) Inc.

250 Versey Street

New York, New York 10281

Email: [REDACTED]

Attention: Debt Capital Markets / Chief Legal Officer, U.S.

with a copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

Facsimile:	[REDACTED]
Attention:	Andrew L. Fabens

(C)	if to the Company, at its address as follows:

Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7
Canada
Facsimile: [REDACTED]
Telephone: [REDACTED]
Attention: Chief Legal Officer

with a copy to:

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036

Facsimile:	[REDACTED]
Attention:	Christopher Bornhorst

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; three (3) business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged by recipient’s facsimile machine operator, if sent by facsimile transmission; and on the day delivered, if sent by overnight air courier guaranteeing next day delivery.

(c)            No Inconsistent Agreements. The Company has not, as of the date hereof, entered into, nor shall it, on or after the date hereof, enter into, any agreement with respect to its securities that is inconsistent with the rights granted to the Holders herein or otherwise conflicts with the provisions hereof.

(d)            Successors and Assigns. This Agreement shall be binding upon the Company and its successors and assigns.

(e)            Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(f)             Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(g)            Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. THE PARTIES HEREBY SUBMIT TO THE PERSONAL JURISDICTION OF AND EACH AGREES THAT ALL PROCEEDINGS RELATING HERETO SHALL BE BROUGHT IN THE FEDERAL AND STATE COURTS LOCATED WITHIN THE STATE OF NEW YORK AND TO THE SERVICE OF PROCESS BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, OR BY ANY OTHER MANNER PROVIDED BY THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES TO THIS AGREEMENT WAIVES THE RIGHT TO TRIAL BY JURY.

(h)            Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(i)             Securities Held by the Company. Whenever the consent or approval of Holders of a specified percentage of principal amount of Securities is required hereunder, Securities held by the Company or its affiliates (other than subsequent Holders of Securities if such subsequent Holders are deemed to be affiliates solely by reason of their holdings of such Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

(j)             Agent for Service; Submission to Jurisdiction; Waiver of Immunities. The Company agrees that any legal suit, action or proceeding brought by the Initial Purchasers or any person controlling an Initial Purchaser arising out of or based upon this Agreement may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, State of New York, waives to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding, and submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding. The Company hereby irrevocably designates and appoints CT Corporation System (or any successor entity) as the Company’s authorized agent upon which process may be served in any such suit, action or proceeding in any such court and agrees that service of process upon CT Corporation System (or such successor entity) at its office at 28 Liberty Street, New York, New York 10005 (or such other address in the Borough of Manhattan, The City of New York, State of New York, as the Company may designate by written notice to the Initial Purchasers), and written notice of said service to the Company mailed or delivered to 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7, Attention: General Counsel, shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company. Said designation and appointment shall be irrevocable for a period of ten (10) years from the date of this Agreement. The Company agrees to take all action as may be necessary to continue the designation and appointment of CT Corporation System or any successor entity in full force and effect so that the Company shall at all times during such period have an agent for service of process for the above purposes in the Borough of Manhattan, The City of New York, State of New York. Nothing herein shall affect the right of the Initial Purchasers or any person controlling an Initial Purchaser to serve process in any manner permitted by law or limit the right of the Initial Purchasers or any person controlling an Initial Purchaser to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions. To the extent that the Company may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of this Agreement, to the fullest extent permitted by law.

(k)            Judgment Currency. The obligation of the Company in respect of any sum due to any Holder shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Holder of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Holder may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Holder hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Holder against such loss. If the United States dollars so purchased are greater than the sum originally due to such Holder hereunder, such Holder agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Holder hereunder.

[Signature pages follow.]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the several Initial Purchasers and the Company in accordance with its terms.

Very truly yours,

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Peter Clarke
	Name:	Peter Clarke
	Title:	President and Chief Operating Officer

[Signature Page to Registration Rights Agreement]

The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date first above written.

BofA Securities, Inc.
Acting on behalf of itself
and as a Representative of
the several Initial Purchasers

By:	BofA Securities, Inc.

By:	/s/ Randolph B. Randolph
	Name:	Randolph B. Randolph
	Title:	Managing Director

[Signature Page to Registration Rights Agreement]

J.P. Morgan Securities LLC
Acting on behalf of itself
and as a Representative of
the several Initial Purchasers

By:	J.P. Morgan Securities LLC

By:	/s/ Robert Bottamedi
	Name:	Robert Bottamedi
	Title:	Executive Director

[Signature Page to Registration Rights Agreement]

BMO Capital Markets Corp.
Acting on behalf of itself
and as a Representative of
the several Initial Purchasers

By:	BMO Capital Markets Corp.

By:	/s/ Zain Leela
	Name:	Zain Leela
	Title:	Managing Director, Head of US FIG DCM

[Signature Page to Registration Rights Agreement]

Scotia Capital (USA) Inc.
Acting on behalf of itself
and as a Representative of
the several Initial Purchasers

By:	Scotia Capital (USA) Inc.

By:	/s/ Michael Ravanesi
	Name:	Michael Ravanesi
	Title:	Managing Director

[Signature Page to Registration Rights Agreement]